EXHIBIT 99.1

North American Construction Group Ltd. Announces Results for the Second Quarter Ended June 30, 2018

ACHESON, Alberta, July 31, 2018 (GLOBE NEWSWIRE) -- North American Construction Group Ltd. (“NACG” or “the Company”) (TSX:NOA/NYSE:NOA) today announced results for the second quarter ended June 30, 2018.

Martin Ferron, Chairman and Chief Executive Officer of the Company stated, “This was a watershed period when we have demonstrated that, by taking proactive steps to mitigate the impact of seasonality on our business, we can achieve profitability in any quarter”.

Additionally, Mr. Ferron commented, “Looking ahead we now aim to achieve at least 30% growth in adjusted EBITDA and a very strong gain in earnings (EPS), for the full year. Beyond that our robust outlook has been further boosted by the previously announced awards of approximately $280 million of earthworks term contracts, by one customer, to be mainly executed in the 2019-2021 time frame”.

The Company has prepared its consolidated financial statements in conformity with accounting principles generally accepted in the United States (US GAAP). Unless otherwise specified, all dollar amounts discussed are in Canadian dollars. Please see the Company’s Management’s Discussion and Analysis (“MD&A”) for the quarter ended June 30, 2018 for further detail on the matters discussed in this release.

Highlights of the Second Quarter Ended June 30, 2018

  Revenue for the quarter was $79.5 million, compared to $47.6 million for the prior year, an increase of 67.0%.
  Adjusted EBITDA for the quarter was $15.2 million compared to $2.0 million for the prior year. Adjusted EBITDA margin was 19.1% compared to 4.1% for the same period last year.
  Net income for the quarter was $33 thousand, compared to a net loss of $6.2 million for the prior year.
  In June 2018, the Company announced two new contracts bringing its anticipated backlog to $328.5 million of which $54.9 million is expected to be performed over the balance of 2018.
  On June 16, 2018, the Company received the Alberta Mine Safety Association Award of Safety Excellence for companies with over one million hours for mining work in Alberta.
  In the quarter, 647,800 shares were purchased and subsequently cancelled, leaving 288,986 shares remaining for purchase under the current NCIB.

Declaration of Quarterly Dividend

On July 31, 2018, 2018 the NACG Board of Directors declared a regular quarterly dividend (the “Dividend”) of two Canadian cents ($0.02) per common share, payable to common shareholders of record at the close of business on August 31, 2018.  The Dividend will be paid on October 5, 2018 and is an eligible dividend for Canadian income tax purposes.

Consolidated Financial Highlights

	Three months ended June 30,
(dollars in thousands, except per share amounts)	2018	2017	Change
Revenue	$79,471	$47,624	$31,847
Project costs	31,793	21,990	9,803
Equipment costs	26,990	18,720	8,270
Depreciation	11,037	8,073	2,964
Gross profit (loss)(i)	$9,651	$(1,159)	$10,810
Gross profit (loss) margin(i)	12.1%	(2.4)%	14.6%
Select financial information:
General and administrative expenses (excluding stock-based compensation)	5,450	4,944	506
Stock-based compensation expense	2,757	391	2,366
Operating income (loss)	1,696	(6,590)	8,286
Interest expense	1,622	1,758	(136)
Net income (loss)	33	(6,200)	6,233
Net income (loss) margin(i)	0.0%	(13.0)%	13.1%
EBIT(i)	1,663	(6,605)	8,268
EBIT margin(i)	2.1%	(13.9)%	16.0%
EBITDA(i)	12,788	1,674	11,114
Adjusted EBITDA(i)	$15,205	$1,955	$13,250
Adjusted EBITDA margin(i)	19.1%	4.1%	15.0%

Per share information
Net income (loss) - Basic	$0.00	$(0.23)	$0.23
Net income (loss) - Diluted	$0.00	$(0.23)	$0.23

Cash dividends per share	$0.02	$0.02	$0.00

(1) See “Non-GAAP Financial Measures”. A reconciliation of net income to EBIT, EBITDA, and Adjusted EBITDA in the section titled “Non-GAAP Financial Measures”.

Results for the Second Quarter Ended June 30, 2018

For the three months ended June 30, 2018, revenue was $79.5 million, up from $47.6 million in the same period last year. Current year revenue was driven by an increase in both mine support services revenue and overburden removal and earthworks activity at each of the Mildred Lake and Millennium mines. Higher levels of heavy civil construction activity at the Kearl mine more than offset the drop in mine service activity at the same mine, compared to last year. The Company continues to generate civil construction revenue from a three-year mine support contract at the Highland Valley copper mine in British Columbia, which began in the third quarter of 2017 and from mine support services realized from the Dene North Site Services partnership at multiple oil sands operations. While still not at significant levels, the Company continues to see increased activity generated from its new external maintenance service offering as interest continues to grow in the Company’s ability to be a cost effective and reliable alternative to established service providers.

Revenue in the comparable previous period was negatively affected by the cancellation of a significant earthworks contract as a result of a plant fire. The Company was able to secure replacement work for the majority of the fleet committed to the cancelled project, but lost the early start-up advantage as the Company had to relocate the equipment to other sites. The previous period also included mine support service revenue from the mobilization to the Fording River coal mine in British Columbia late in the quarter. This project was completed in the first quarter of 2018.

For the three months ended June 30, 2018, gross profit was $9.7 million, or a 12.1% gross profit margin, up from a $1.2 million gross loss in the same period last year. The strong improvement in current quarter gross profit was a result of more consistent activity levels through the quarter, compared to the previous period which was impacted by the aforementioned cancellation of a significant earthworks contract and subsequent equipment repositioning and delays in start-up of spring activities. Equipment costs as a percent of revenue in the current quarter improved over the prior period as the stronger and more consistent second quarter revenue supported the scheduled drawdown of maintenance backlog generated from the Company’s very strong first quarter winter works program. In comparison, the previous period’s scheduled drawdown of maintenance backlog was at a disproportionate rate to its volumes in that period.

For the three months ended June 30, 2018, depreciation was $11.0 million, or 13.9% of revenue, up from $8.1 million, or 17.0% of revenue in the same period last year. The lower depreciation as a percent of revenue reflects the benefits realized from the purchase of used equipment at below market pricing combined with the benefits from the Company’s maintenance initiatives designed to extend the useful life of its equipment fleet beyond historical levels.

For the three months ended June 30, 2018, the Company recorded operating income of $1.7 million, an increase from a $6.6 million operating loss for the same period last year. General and administrative expense, excluding stock-based compensation cost, was $5.5 million for the quarter, slightly higher than the $4.9 million for the same period last year, driven primarily by higher short-term incentive costs and the one-time cost of consolidating the Company’s office space in Edmonton.

Stock-based compensation expense increased $2.4 million compared to the prior year primarily as a result of the effect of a stronger share price on the carrying value of the Company’s liability classified award plans.

For the three months ended June 30, 2018, the Company recorded net income of $33 thousand (basic and diluted income per share of $0.00), compared to the $6.2 million net loss (basic and diluted loss per share of $0.23) recorded for the same period last year.

Interest expense was $1.6 million for the quarter, down slightly from $1.8 million for the same period last year, primarily due to lower pricing secured under the Company’s current Credit Facility, executed during the third quarter or 2017. The Company recorded $8 thousand of deferred income tax expense in the current period compared to the $2.2 million of deferred income tax benefit recorded in the period year driven by the improved results in the current period.

Outlook

The Company just completed the second quarter of the second year of a three year organic growth plan that is targeting a minimum 15% compound growth in revenue and EBITDA over that period. The Company’s strategy to achieve the growth is to:

  Build production related recurring services volumes in the Company’s core oil sands market, together with the addition of value creating services.
  Expand the Company’s market coverage to include other resource mines (e.g. coal, copper, gold, diamonds etc.) and infrastructure related projects that involve major earthworks.

Following on from 37% and 24% growth in revenue and EBITDA respectively in 2017, the Company is also on track to exceed its growth objectives for 2018. EBITDA growth is now expected to be at least 30%, bringing strong earnings (EPS) gains. The Company also believes that it can meet its growth targets for 2019, with this very positive outlook supported by:

  The successful renewal of all of the Company’s oil sands long term services agreements such that the Company is not faced with a contract expiration until late 2020;
  The Company’s customers continuing to use economies of scale in production to dramatically lower oil sands operating costs per barrel. On this theme the Company executed two large earthworks jobs for the winter season with volumes similar to last year's strong program. Also during the second quarter the Company negotiated three-year term contracts for both overburden stripping and reclamation services, with one customer, with a combined value of around $280 million. Work on the reclamation contract will commence this winter with the overburden work starting in the spring of next year, essentially providing a three year extension of the current 2018 overburden removal contract.
  The new Fort Hills oil sands mine is anticipated to provide a direct benefit in terms of incremental demand for the Company’s services and an indirect benefit from the overall tightening of heavy equipment supply;
  A good line of sight to meaningful heavy construction activity for the summer season of 2018, after a four year hiatus, due to the deep cyclical downturn in the oil industry;
  The award of a three year site support contract at the Highland Valley copper mine. Revenue, which started in the fourth quarter of 2017, was modest at first, but it is expected to increase over the work duration;
  The availability of several bidding opportunities for further natural resource related contracts, both in Canada and the USA. The Company plans to build on its bidding success of 2017, with additional awards in 2018 and 2019;
  Further success at pre-qualifying to bid for major infrastructure projects. In late 2017 the Company was chosen (three from seven), as part of a strong international consortium, to bid for a significant gravel road construction job in the Northwest Territories, which, if successful would lead to an anticipated mobilization in the Fall of 2019; and
  Good progress with leveraging the Company’s core equipment maintenance competence into work for third parties. The Company already has jobs for five customers in its Edmonton maintenance facility and believes that this initiative could have a discernible impact on the Company’s 2018 results. Beyond that, the Company plans to be up and running in a new, purpose designed and built, state of the art maintenance facility, which will be capable of handling the largest of the Company’s customers’ equipment assets. Eventually, this external maintenance business could potentially provide more than $30 million in annual revenue stream for the Company.

Overall, the Company is very encouraged by this bright outlook and intend to achieve the growth objectives while maintaining a strong balance sheet.

Conference Call and Webcast

Management will hold a conference call and webcast to discuss the Company’s financial results for the quarter ended June 30, 2018 tomorrow, Wednesday, August 1, 2018 at 9:00am Eastern time.

The call can be accessed by dialing:

Toll free: 1-866-521-4909
International: 1-647-427-2311

A replay will be available through September 1, 2018, by dialing:

Toll Free: 1-800-585-8367
International: 1-416-621-4642
Conference ID: 4572928

The live and archived webcast can be accessed at:
http://event.on24.com/r.htm?e=1793730&s=1&k=591E0E997CA595B1BBAFA839C8ABD13E

Non-GAAP Financial Measures

This release contains non-GAAP financial measures. A non-GAAP financial measure is generally defined by the Canadian regulatory authorities as one that purports to measure historical or future financial performance, financial position or cash flows, but excludes or includes amounts that would not be adjusted in the most comparable GAAP measures. In this release, non-GAAP financial measures are used, such as “gross profit”, “margin”, “Backlog”, “EBIT”, “EBITDA”, and “Adjusted EBITDA”.

“Gross profit (loss)” is defined as revenue less: project costs, equipment costs, and depreciation.

The Company believes that gross profit is a meaningful measure of the business as it portrays results before general and administrative overheads costs, amortization of intangible assets and the gain or loss on disposal of property, plant and equipment and assets held for sale. Management reviews gross profit to determine the profitability of operating activities, including equipment ownership charges and to determine whether resources, plant and equipment are being allocated effectively.

“Backlog” is a measure of the amount of secured work the Company has outstanding and, as such, is an indicator of a base level of future revenue potential. Backlog, while not a GAAP term is similar in nature and definition to the "transaction price allocated to the remaining performance obligations", defined under US GAAP and reported in "Note 7 - Revenue" in the Company’s financial statements. The Company has set a policy that its definition of backlog will be limited to contracts or work orders with values exceeding $1.0 million. In the event that the Company’s definition of backlog differs from the US GAAP defined "remaining performance obligations" the Company will provide a reconciliation between the US GAAP and non-GAAP values. The Company defines backlog as work that has a high certainty of being performed as evidenced by the existence of a signed contract or work order specifying job scope, value and timing. However, it should be noted that the Company’s long term contracts typically allow its customers to unilaterally reduce or eliminate the scope of the as contracted work without cause. These long term contracts represent higher risk due to uncertainty of total contract value and estimated costs to complete; therefore, potentially impacting revenue recognition in future periods. The Company’s measure of backlog does not define what it expects its future workload to be. The Company works with its customers using cost-plus, time-and-materials, unit-price and lump-sum contracts. This mix of contract types varies year-by-year. The Company’s definition of backlog results in the exclusion of cost-plus and time-and-material contracts performed under master service agreements or master use contracts where scope is not clearly defined. While contracts exist for a range of services to be provided under these service agreements, the work scope and value are not clearly defined

The Company will often identify a relevant financial metric as a percentage of revenue and refer to this as a margin for that financial metric. “Margin” is defined as the financial number as a percent of total reported revenue. Examples where NACG uses this reference and related calculation are in relation to “gross profit margin”, “net loss margin”, “EBIT margin”, or “Adjusted EBITDA margin”.

NACG believes that presenting relevant financial metrics as a percentage of revenue is a meaningful measure of its business as it provides the performance of the financial metric in the context of the performance of revenue. Management reviews margins as part of its financial metrics to assess the relative performance of its results.

"EBIT" is defined as net income (loss) before interest expense and income taxes.

"EBITDA" is defined as net income (loss) before interest expense, income taxes, depreciation and amortization.

"Adjusted EBITDA", which is defined as EBITDA excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, cash and non-cash (liability and equity classified) stock-based compensation expense, gain or loss on disposal of property, plant and equipment, gain or loss on disposal of assets held for sale and certain other non-cash items included in the calculation of net income (loss). Adjusted EBITDA is used in the calculation of the financial covenants in the Company’s current Credit Facility.

The Company believes that Adjusted EBITDA is a meaningful measure of business performance because it excludes interest, income taxes, depreciation, amortization, the effect of certain gains and losses and certain non-cash items that are not directly related to the operating performance of its business. Management reviews Adjusted EBITDA to determine whether property, plant and equipment are being allocated efficiently. In addition, the Company believes that Adjusted EBITDA is a meaningful measure as it excludes the financial statement impact of changes in the carrying value of the liability classified award plans as a result of movement of the Company’s share price.

As EBIT, EBITDA, and Adjusted EBITDA are non-GAAP financial measures, the Company’s computations of EBIT, EBITDA, and Adjusted EBITDA may vary from others in the industry. EBIT, EBITDA, and Adjusted EBITDA should not be considered as alternatives to operating income or net income as measures of operating performance or cash flows and have important limitations as analytical tools and should not be considered in isolation or as substitutes for analysis of the Company’s results as reported under US GAAP. A reconciliation of Net income to EBIT, EBITDA, and Adjusted EBITDA is as follows:

	Three months ended
	June 30,
(dollars in thousands)	2018	2017
Net income (loss)	$33	$(6,200)
Adjustments:
Interest expense	1,622	1,758
Income tax expense (benefit)	8	(2,163)
EBIT	1,663	(6,605)
Adjustments:
Depreciation	11,037	8,073
Amortization of intangible assets	88	206
EBITDA	12,788	1,674
Adjustments:
(Gain) loss on disposal of property, plant and equipment	(185)	5
Gain on disposal of assets held for sale	(155)	(115)
Equity classified stock-based compensation expense	1,075	611
Liability classified stock-based compensation expense	1,682	(220)
Adjusted EBITDA	$15,205	$1,955

Forward-Looking Information

The information provided in this release contains forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words “aim”, “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “likely”, “may”, “on track”, “potential”, “should”, “target” or similar expressions.  Forward looking statements include the statements that the Company aims to achieve at least 30% growth in Adjusted EBITDA and a very strong earnings per share for the full year, statements related to estimates of the value of our backlog and when we anticipate it being performed, statements that the Company believes that it will be able to achieve a minimum 15% compound growth in revenue and EBITDA over the period of its three year organic growth plan, believes that it will be able to achieve growth through building production related recurring services volumes in its core oil sands market together with the addition of value creating services and through expanding its market coverage to include other resource mines and infrastructure projects that involve major earthworks, believes that it will be able to exceed its growth objectives for 2018 and achieve its growth objectives for 2019, expects that its customers will continue to use economies of scale in production to dramatically lower oil sands operating costs per barrel, expects that work on the three-year-term reclamation services contract we recently negotiated will commence this winter and that work on the three-year-term overburden contract we recently negotiated will commence in the spring of 2019, anticipates that the new Fort Hills oil sands mine will provide a direct benefit in terms of incremental demand for its services and an indirect benefit from the overall tightening of heavy equipment supply, believes that there will be meaningful heavy construction activity for the summer season of 2018, expects that revenue from the three year site support contract at the Highland Valley copper mine will increase over the work duration, expects that it will build on its bidding success of 2017 on natural resource related contracts, with additional awards in 2018 and 2019, expects that it will have further success at pre-qualifying to bid for major infrastructure projects, believes that its third party maintenance work could have a discernible impact on its 2018 results, expects that it will be up and running in a new, purpose designed and built, state of the art maintenance facility, which will be capable of handling the largest of its customers’ equipment assets and which could ultimately provide more than $30.0 million in annual revenue stream for it.

The material factors or assumptions used to develop the above forward-looking statements include, and the risks and uncertainties to which such forward-looking statements are subject, are highlighted in the Company’s Management’s Discussion and Analysis (“MD&A”) for the quarter ended June 30, 2018. Actual results could differ materially from those contemplated by such forward-looking statements as a result of any number of factors and uncertainties, many of which are beyond NACG’s control.  Undue reliance should not be placed upon forward-looking statements and NACG undertakes no obligation, other than those required by applicable law, to update or revise those statements. For more complete information about NACG, you should read the Company’s disclosure documents filed with the SEC and the CSA. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov or on the CSA website at www.sedar.com.

About the Company

North American Construction Group Ltd. (www.nacg.ca) is the premier provider of heavy construction and mining services in Canada. For more than 60 years, NACG has provided services to large oil, natural gas and resource companies. The Company maintains one of the largest equipment fleets in the region.

For further information contact:

David Brunetta, CPA, CMA
Director; Investor Relations
North American Construction Group Ltd.
(780) 969-5574
dbrunetta@nacg.ca
www.nacg.ca